FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of February 2006.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number
1.	[NomuraReports Third Quarter Financial Results]
2.	[Notificationof “Devaluation of Investments in Subsidiaries and Affiliates” on Stand-alone Financial Statements]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.
Date: February 1, 2006

	By:	/s/ Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

Tokyo, January 30, 2006

Nomura Reports Third Quarter Financial Results

Net Revenue, Income before Income Taxes Up in All 5 Business Segments

Nomura Holdings, Inc. (“Nomura”) today announced consolidated financial results for the third quarter of the fiscal year ending March 31, 2006.

In the three months to December 31, 2005, net revenue grew 32% quarter-on-quarter to 359.8 billion yen. Income before income taxes increased 59% quarter-on-quarter to 187.1 billion yen, and net income rose 75% quarter-on-quarter to 106.5 billion yen. Third quarter ROE was 22.1%. The strong performance in the quarter comes on the back of growth of revenue both in Domestic Retail, spurred on by higher stock brokerage commissions and strong sales of investment trusts, and in Global Markets, largely the result of higher trading revenue.

During the third quarter, Nomura Principal Finance Co., Ltd., a wholly-owned subsidiary of Nomura, reached agreements to sell its entire stake in Millennium Retailing and part of its stake in Wanbishi Archives during January 2006. As a result, unrealized gains in conjunction with these transactions will be included in fourth quarter consolidated results, when the transactions actually occur, and are not included in consolidated financial results for the third quarter.

Nomura President and CEO Nobuyuki Koga commented on the third quarter: “Keys to the significant growth in earnings included our ability to perform strongly in all areas and achieve collaboration across business segments, reflecting an accelerating shift from a savings to investment environment.”

Third quarter business and financial highlights

•	187.1 billion yen of income before income taxes marks the second highest level since Nomura started reporting quarterly results based on US GAAP in the fiscal year ended March 2002 (“quarterly reporting”).

•	All 5 business segments reported higher net revenue and income before income taxes. Four of the five business segments (Domestic Retail, Global Markets, Global Investment Banking, Asset Management) reported record levels of net revenue and income before income taxes since the start of quarterly reporting.

•	Global Investment Banking: Ranked number one in both Equity & Equity-related and M&A league tables (Japan-related) for the 2005 calendar year[1]

•	Global Merchant Banking: Agreement reached to sell stake in Millennium Retailing to Seven & I Holdings.

Third quarter business segment results

Total net revenue from business segments grew 76% compared to the second quarter to 386.4 billion yen, while income before income taxes increased by 2.8 times to 231.8 billion yen. In line with Nomura’s accounting policies, the unrealized gains in conjunction with the agreements reached to sell stakes in Millennium Retailing and Wanbishi Archives in January 2006 have been included in third quarter results for business segments. Please refer to “Effect of Consolidation/Deconsolidation of Certain Private Equity Investee Companies” on page 5 for an explanation about the difference in values between consolidated financial results and business segment results.

Domestic Retail

An increase in stock brokerage commissions and strong sales of investment trusts helped push net revenue up 35% quarter-on-quarter to 136.7 billion yen, and income before income taxes up 79% quarter-on-quarter to 74.1 billion yen. Both results mark record levels since Nomura started quarterly reporting.

Third quarter stock brokerage commissions grew 56% quarter-on-quarter to 53.9 billion yen. Investment trust sales commissions, meanwhile, increased 29% quarter-on-quarter to 26.8 billion yen, the third consecutive record levels since Nomura started quarterly reporting. As of December 31, 2005, client assets (total of Domestic Retail and Financial Management Division client assets) stood at 79.4 trillion yen, approximately 10 trillion yen above the level as of September 30, 2005.

Global Markets

Net revenue increased 48% quarter-on-quarter to 115.2 billion yen and income before income taxes grew 93% quarter-on-quarter to 60.9 billion yen. Both results mark record levels since Nomura started quarterly reporting. The record quarter comes as a result of strong sales of structured bonds and higher trading revenue in Fixed Income, alongside contribution from trading revenue from MPO deals and block trades in Equity. Meanwhile, our loan-related business handled 88 billion yen worth of loans in the third quarter, marking steady growth and bringing the cumulative total of loan-related business handled this year to 375 billion yen.

Global Investment Banking

Increased equity underwriting fees along with Millennium Retailing-related revenue raised net revenue by 73% quarter-on-quarter to 35.3 billion yen, while income before income taxes increased by 2.6 times quarter-on-quarter to 23.3 billion yen. Both results mark record levels since Nomura began quarterly reporting. During the quarter we underwrote two large deals in Asia that received significant attention (Korea’s POSCO’s ADR listing on the Tokyo Stock Exchange and India’s ICICI Bank’s global offering), and also completed the first cross-border M&A deal with Rothschild. We ranked number one in both Equity & Equity-related and M&A league tables (Japan-related) for the 2005 calendar year1.

Global Merchant Banking

Global Merchant Banking net revenue rose by 11.7 times quarter-on-quarter to 80.1 billion yen, while income before income taxes grew by 16.6 times to 77.6 billion yen. These increases were largely attributable to unrealized gains in conjunction with agreements reached to sell Nomura Principal Finance’s stake in Millennium Retailing to Seven & I Holdings, and part of Nomura Principal Finance’s stake in Wanbishi Archives to Toyota Industries.

Asset Management

Net revenue increased 19% quarter-on-quarter to 16.4 billion yen, while income before income taxes grew 39% quarter-on-quarter to 5.5 billion yen. These both marked record levels since Nomura began quarterly reporting. The strong quarter came from an increase in assets under management, particularly attributable to fund inflows into both newly-launched investment trusts and existing funds offering frequent distributions. Assets under management came to 22.5 trillion yen as of December 31, 2005. Net assets in our funds for bank customers grew 53% quarter-on-quarter to over 320 billion yen. In addition, the “Nomura Global 6 Assets Diversified Fund” distributed through Japan Post had net assets of 27.3 billion yen as of December 31, 2005.

[1] Source: Thomson Financial ______________________________________________	Ends	______________________________________________

For further information please contact:

Name	Company	Telephone
Koichiro Ide	Nomura Securities Co., Ltd	81-3-3278-0591
Shuji Sato	Corporate Communications Dept.,
Mitch Hayes	Nomura Group Headquarters
Larry Heiman

Notes to editors:

The Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, 133 branches in Japan, and an international network in 28 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.

Third quarter of fiscal year ending March 31, 2006 (1)

US GAAP Figures

	(Billions of yen)		% change	(Billions of yen)	% change
	December 31, 2005 (2005.10.1~ 2005.12.31) (B)	September 30, 2005 (2005.7.1~ 2005.9.30) (A)	(B-A)/(A)	December 31, 2004 (2004.10.1~ 2004.12.31) (C)	(B-C)/(C)
Net revenue	359.8	272.6	32.0	193.9	85.6
Non-interest expense	182.5	160.3	13.8	144.7	26.2

Income from continuing operations before income taxes	177.2	112.3	57.9	49.2	260.3
Income from discontinued operations before income taxes	9.9	5.3	84.7	—	—

Income before income taxes	187.1	117.6	59.1	49.2	280.4

Income from continuing operations	104.0	60.7	71.5	25.1	313.8
Gain on discontinued operation	2.4	0.2	1,060.2	—	—

Net income	106.5	60.9	74.9	25.1	323.6

Return on equity (ROE)	22.1%	13.1%

*	In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, income before income taxes and net income from the operations of Millennium Retailing (one of Nomura Principal Finance’s private equity investee companies, and whose operations became treated as discontinued during the third quarter in conjunction with the agreement reached in the third quarter by Nomura Principal Finance to sell its stake in Millennium Retailing) are separately reported as income from discontinued operations retroactively to the first quarter of the current fiscal year. Net revenue and non-interest expenses of such discontinued operations are not shown independently.

Total of business segments

	(Billions of yen)		% change	(Billions of yen)	% change
	December 31, 2005 (2005.10.1~ 2005.12.31) (B)	September 30, 2005 (2005.7.1~ 2005.9.30) (A)	(B-A)/(A)	December 31, 2004 (2004.10.1~ 2004.12.31) (C)	(B-C)/(C)
Net revenue	386.4	219.8	75.8	167.4	130.9
Non-interest expense	154.5	138.3	11.8	123.5	25.1

Income before income taxes	231.8	81.5	184.4	43.9	428.5

Third quarter of fiscal year ending March 31, 2006 (2)

(1) Net revenue

	(Billions of yen)		% change	(Billions of yen)	% change
	December 31, 2005 (2005.10.1~ 2005.12.31) (B)	September 30, 2005 (2005.7.1~ 2005.9.30) (A)	(B-A)/(A)	December 31, 2004 (2004.10.1~ 2004.12.31) (C)	(B-C)/(C)
Business segment information:
Domestic Retail	136.7	101.4	34.8	73.0	87.3
Global Markets	115.2	77.7	48.2	56.6	103.3
Global Investment Banking	35.3	20.5	72.5	20.2	74.3
Global Merchant Banking	80.1	6.9	1,065.3	(3.5)	—
Asset Management	16.4	13.8	18.7	12.3	33.0

Sub Total	383.7	220.3	74.2	158.8	141.7
Other	2.6	(0.5)	—	8.6	(69.3)

Net revenue	386.4	219.8	75.8	167.4	130.9

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purpose	36.3	31.3	16.0	5.8	529.5
Effect of consolidation/deconsolidation of certain private equity investee companies	(62.9)	21.6	—	20.8	—

Total of consolidated net revenue and income from discontinued operations	359.8	272.6	32.0	193.9	85.6

(2) Non-interest expenses

Business segment information:
Domestic Retail	62.6	60.0	4.4	55.0	13.9
Global Markets	54.3	46.2	17.4	43.8	23.9
Global Investment Banking	12.0	11.3	6.0	10.7	11.9
Global Merchant Banking	2.5	2.2	14.4	2.2	13.7
Asset Management	10.9	9.9	10.5	8.9	22.5

Sub Total	142.3	129.6	9.8	120.6	18.0
Other	12.2	8.7	41.0	2.9	324.7

Non-interest expense	154.5	138.3	11.8	123.5	25.1

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purpose	—	—	—	—	—
Effect of consolidation/deconsolidation of certain private equity investee companies	28.0	22.1	26.9	21.2	32.1

Consolidated non-interest expenses	182.5	160.3	13.8	144.7	26.2

(3) Income (loss) before income taxes

Business segment information:
Domestic Retail	74.1	41.4	78.9	18.0	310.7
Global Markets	60.9	31.5	93.3	12.8	374.3
Global Investment Banking	23.3	9.1	155.3	9.5	144.8
Global Merchant Banking	77.6	4.7	1,557.8	(5.7)	—
Asset Management	5.5	4.0	39.2	3.4	60.2

Sub Total	241.4	90.7	166.1	38.1	533.0
Other	(9.6)	(9.2)	—	5.7	—

Income before income taxes	231.8	81.5	184.4	43.9	428.5

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purpose	36.3	31.3	16.0	5.8	529.5
Effect of consolidation/deconsolidation of certain private equity investee companies	(90.8)	(0.5)	—	(0.4)	—

Income from continuing operations before income taxes	177.2	112.3	57.9	49.2	260.3
Income from discontinued operations before income taxes	9.9	5.3	84.7	—	—

Income before income taxes (Total of continuing operations and discontinued operation)	187.1	117.6	59.1	49.2	280.4

*	Transaction between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income/(loss) before income taxes in “Other”

	(Billions of yen)		% change	(Billions of yen)	% change
	December 31, 2005 (2005.10.1~ 2005.12.31) (B)	September 30, 2005 (2005.7.1~ 2005.9.30) (A)	(B-A)/(A)	December 31, 2004 (2004.10.1~ 2004.12.31) (C)	(B-C)/(C)
Net gain/loss on trading related to economic hedging transactions	(17.6)	(8.5)	—	0.8	—
Realized gain (loss) on investments in equity securities held for relationship purpose	(0.0)	(0.1)	—	2.0	—
Equity in earnings of affiliates	8.3	2.9	182.3	2.5	229.9
Corporate items	(3.6)	(3.7)	—	1.6	—
Others	3.3	0.1	2,862.5	(1.2)	—

Total	(9.6)	(9.2)	—	5.7	—

First nine months of fiscal year ending March 31, 2006 (1)

US GAAP Figures

	(Billions of yen)		% change	(Billions of yen)
	For the nine months ended			For the year ended
	December 31, 2005 (2005.4.1~ 2005.12.31) (B)	December 31, 2004 (2004.4.1~ 2004.12.31) (A)	(B-A)/(A)	March 31, 2005 (2004.4.1~ 2005.3.31)
Net revenue	819.9	564.7	45.2	799.2
Non-interest expenses	501.3	426.8	17.5	594.4

Income from continuing operations before income taxes	318.6	137.9	131.1	204.8
Income from discontinued operations before income taxes	16.8	—	—	—

Income before income taxes	335.4	137.9	143.3	204.8

Income from continuing operations	173.8	69.2	151.3	94.7
Gain on discontinued operation	1.8	—	—	—

Net income	175.7	69.2	153.9	94.7

Return on equity (ROE)	12.1%	5.1%		5.2%

*	In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, income before income taxes and net income from the operations of Millennium Retailing (one of Nomura Principal Finance’s private equity investee companies, and whose operations became treated as discontinued during the third quarter in conjunction with the agreement reached in the third quarter by Nomura Principal Finance to sell its stake in Millennium Retailing) are separately reported as income from discontinued operations retroactively to the first quarter of the current fiscal year. Net revenue and non-interest expenses of such discontinued operations are not shown independently.

Total of business segments

	(Billions of yen)		% change	(Billions of yen)
	For the nine months ended			For the year ended
	December 31, 2005 (2005.4.1~ 2005.12.31) (B)	December 31, 2004 (2004.4.1~ 2004.12.31) (A)	(B-A)/(A)	March 31, 2005 (2004.4.1~ 2005.3.31)
Net revenue	777.6	507.6	53.2	709.0
Non-interest expense	426.9	374.6	13.9	521.4

Income before income taxes	350.7	133.0	163.7	187.6

First nine months of fiscal year ending March 31, 2006 (2)

(1) Net revenue

	(Billions of yen)		% change	(Billions of yen)
	For the nine months ended			For the year ended
	December 31, 2005 (2005.4.1~ 2005.12.31) (B)	December 31, 2004 (2004.4.1~ 2004.12.31) (A)	(B-A)/(A)	March 31, 2005 (2004.4.1~ 2005.3.31)
Business segment information:
Domestic Retail	323.0	224.8	43.7	304.4
Global Markets	242.7	173.3	40.0	243.1
Global Investment Banking	68.5	56.1	22.2	75.4
Global Merchant Banking	83.7	(3.1)	—	7.3
Asset Management	42.8	33.0	29.6	43.5

Sub Total	760.7	484.1	57.1	673.8
Other	16.9	23.6	(28.2)	35.2

Net revenue	777.6	507.6	53.2	709.0

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	56.5	0.2	27,615.2	8.4
Effect of consolidation/deconsolidation of certain private equity investee companies	(14.2)	56.8	—	81.8

Consolidated net revenue	819.9	564.7	45.2	799.2

(2) Non-interest expenses

Business segment information:
Domestic Retail	177.2	163.2	8.6	223.2
Global Markets	151.0	126.5	19.3	182.9
Global Investment Banking	34.0	32.9	3.3	46.2
Global Merchant Banking	7.3	7.6	(4.6)	10.4
Asset Management	30.0	26.6	12.8	36.1

Sub Total	399.4	356.8	11.9	498.8
Other	27.5	17.8	54.1	22.6

Non-interest expense	426.9	374.6	13.9	521.4

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	—	—	—	—
Effect of consolidation/deconsolidation of certain private equity investee companies	74.5	52.2	42.7	73.0

Consolidated non-interest expenses	501.3	426.8	17.5	594.4

(3) Income (loss) before income taxes

Business segment information:
Domestic Retail	145.8	61.6	136.9	81.2
Global Markets	91.7	46.8	95.8	60.2
Global Investment Banking	34.6	23.2	49.0	29.2
Global Merchant Banking	76.4	(10.7)	—	(3.0)
Asset Management	12.8	6.4	99.5	7.4

Sub Total	361.3	127.3	183.9	175.0
Other	(10.5)	5.8	—	12.6

Income before income taxes	350.7	133.0	163.7	187.6

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	56.5	0.2	27,615.2	8.4
Effect of consolidation/deconsolidation of certain private equity investee companies	(88.7)	4.6	—	8.9

Income from continuing operations before income taxes	318.6	137.9	131.1	204.8
Income from discontinued operations before income taxes	16.8	—	—	—

Income before income taxes (Total of continuing operations and discontinued operation)	335.4	137.9	143.3	204.8

*	Transaction between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income/(loss) before income taxes in “Other”

	(Billions of yen)		% change	(Billions of yen)
	For the nine months ended			For the year ended
	December 31, 2005 (2005.4.1~ 2005.12.31) (B)	December 31, 2004 (2004.4.1~ 2004.12.31) (A)	(B-A)/(A)	March 31, 2005 (2004.4.1~ 2005.3.31)
Net gain/loss on trading related to economic hedging transactions	(28.8)	(7.7)	—	(9.7)
Realized gain on investments in equity securities held for relationship purpose	8.1	6.2	30.5	7.0
Equity in earnings of affiliates	14.0	5.4	156.7	7.3
Corporate items	(6.8)	(0.3)	—	4.5
Others	3.0	2.1	46.8	3.6

Total	(10.5)	5.8	—	12.6

1.	This document is produced by Nomura Holdings, Inc. ("Nomura"). Copyright 2006 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make "forward-looking statements" within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

Tokyo, January 30, 2006

Notification of “Devaluation of Investments in Subsidiaries and Affiliates” on Stand-alone Financial Statements

Nomura Holdings, Inc. (“NHI”) today announced that it plans to record a devaluation of the shares of an overseas subsidiary engaged in investment business in Western Europe (“the subsidiary”), in conjunction with a decline of the subsidiary’s shareholders’ equity, in its stand-alone financial statements for the fiscal year ending March 31, 2006. In accordance with Rules on Timely Disclosure of Tokyo Stock Exchange, the estimated amount of the devaluation of the subsidiary’s shares to be applied to NHI’s stand-alone financial statements is shown in the table below.

However, the decline in the subsidiary’s shareholders’ equity has already been appropriately reflected in all NHI consolidated financial statements released through and inclusive of the quarter ended December 31, 2005. As a result, the devaluation of the subsidiary’s shares will have no impact on income (loss) before income taxes, but income tax expense may be affected depending on the treatment of deferred tax assets, etc. associated with this devaluation. NHI’s consolidated financial statements for the fiscal year ending March 31, 2006, reflecting any such impact, will be released in April 2006.

(billions of yen, except percentages)

(A) Estimated “Devaluation of Investments in Subsidiaries and Affiliates on Stand-alone Financial Statements” for the year ended March 31, 2006	110.0

(B) Shareholders’ equity as of March 31, 2005 (A)/(B)	1,485.5 (7)%

(C) Ordinary income for the fiscal year ended March 31, 2005 (A)/(C)	179.4 (61)%

(D) Net income for the fiscal year ended March 31, 2005 (A)/(D)	148.1 (74)%

______________________________________________	Ends	______________________________________________

For further information please contact:

Name	Company	Telephone
Koichiro Ide	Nomura Securities Co., Ltd	81-3-3278-0591
Shuji Sato	Corporate Communications Dept.,
Larry Heiman	Nomura Group Headquarters
Mitch Hayes

Notes to editors:

The Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, 133 branches in Japan, and an international network in 28 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.